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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                           (Amendment No. ____)

                          Urohealth Systems, Inc.

- --------------------------------------------------------------------------
                             (Name of Issuer)

            Common Stock                           917272-10-6
     par value $.001 per share

- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                              John G. Murray
                        FoxMeyer Health Corporation
                 1220 Senlac Drive, Carrollton Texas 75006

- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               June 19, 1996

- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].

Check the following box if a fee is being paid with the statement   [x].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
                            (Page 1 of 9 Pages)
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 CUSIP No.       917272-10-6             13D            Page  of 9


     1     NAME OF REPORTING PERSON:           FoxMeyer Health Corporation

           S.S. OR I.R.S. IDENTIFICATION NO.   25-1425889
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:                    00


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF             Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       2,464,827
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     -0-
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  2,464,827
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       -0-
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       2,464,827
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  16.6%

    14     TYPE OF REPORTING PERSON:           CO
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     Item 1.   Security and Issuer.
               -------------------

          This Statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of UroHealth Systems, Inc., a Delaware corporation formerly known as Davstar Industries Ltd. (the "Issuer"). The principal executive offices of the Issuer are located at 5 Civic Plaza, Suite 100, Newport Beach California 92660.

     Item 2.   Identity and Background.
               -----------------------

          (a) This Statement is filed by FoxMeyer Health Corporation, a Delaware corporation (the "Company").

          (b) The business address of the Company is 1220 Senlac Drive, Carrollton, Texas 75006.

          (c) The Company, through its wholly-owned subsidiary, FoxMeyer Corporation, a Delaware corporation ("FoxMeyer"), is principally involved in health care services, including the distribution of a full line of pharmaceutical products and health and beauty aids to independent drugstores, hospitals, alternate care facilities and chain stores, as well as providing managed care and information-based services to health care sponsors, pharmacies and physicians. Attached as Schedule I and incorporated by reference is a list of the directors
        ----------
     and executive officers of the Company, and the business address and principal occupation or employment of such directors and officers.

          (d) and (e)    During the last five years, neither the Company
     nor, to the best of the Company's knowledge, any of the persons with respect to whom information is given in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  All of the individuals listed on Schedule I are citizens of
                                                ----------
     the United States.


     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

          On June 19, 1996, the Board of Directors of FoxMeyer declared and distributed a dividend to the Company of certain assets, including (a) 1,414,827 shares of Common Stock (the "Shares"), (b) Warrant W-3 to purchase 800,000 shares of Common Stock, and (c) Warrant W-4 to purchase 250,000 shares of Common Stock. Information regarding FoxMeyer's acquisition of the Shares and Warrant W-3 and Warrant W-4 (collectively, the "Warrants") is set forth in the Statement on
     Schedule 13D filed by FoxMeyer on or about October 11, 1995 and the Amendment to Schedule 13D filed by FoxMeyer on or about June 4, 1996.
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     Item 4.   Purpose of Transaction.
               ----------------------

          The Company acquired the Shares and the Warrants for investment purposes and intends to review its investment in the Issuer on a continuing basis.

          The Company has not formulated any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although the Company reserves the right to formulate such plans or proposals in the future.

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

          (a) The Company is entitled under Warrant W-3 to purchase from the Issuer, at an exercise price of $6.875 per share, 800,000 shares of Common Stock. The Company is entitled under Warrant W-4 to purchase from the Issuer, at an exercise price of $10.00 per share, 250,000 shares of Common Stock. Both of the Warrants may be exercised until June 2, 2000. Accordingly, as of the date hereof, the Company has beneficial ownership, pursuant to Rule 13d-3, of 2,464,827 shares of Common Stock, 1,414,827 of which are represented by the Shares and 1,050,000 of which are represented by the Warrants.

          According to the Issuer's Amendment No. 1 to Form 10-Q/A for the quarterly period ended December 31, 1995, the Issuer had 12,401,945 shares of Common Stock outstanding as of January 31, 1996. Including the shares of Common Stock that would issuable upon exercise of the Warrants, as of the date hereof the Company has beneficial ownership of 2,464,827 of the 14,866,772 shares of Common Stock which would then be outstanding, or approximately 16.6% of such Common Stock.

          The persons listed in the footnote to Schedule I attached hereto, by virtue of their direct or indirect control of the Company, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have beneficial ownership of the shares of Common Stock beneficially owned by the Company.

          (b) Except as set forth in (a) above and as described in Item 6 below, the Company has sole power to dispose or to direct the disposition and to vote or direct the voting of the Common Stock it owns and that would be issuable upon exercise of the Warrants.

          (c) Except as set forth in Item 3 above, the Company has not effected any transactions in the Common Stock during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.























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     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer.
               ----------------------------------------

          FoxMeyer is a party to Voting Agreements dated as of March 15, 1995 with each of Gerald W. Timm, Charles A. Laverty and Michael A. Piraino. Under the Voting Agreements, Mr. Timm. Mr. Laverty and Mr. Piraino have each agreed to vote their respective shares of Common Stock in favor of the election of the two nominees of FoxMeyer to serve on the Board of Directors of the Issuer.

          Under the terms of a Conversion Agreement dated as of May 10, 1996 between FoxMeyer and the Issuer, the Issuer agreed to include the Shares in its upcoming shelf registration statement and to use its reasonable best efforts, including nominating, supporting and soliciting proxies, to ensure that FoxMeyer will retain the two seats currently held by it on the Issuer's Board of Directors for two years after the acquisition of the Shares.

          In connection with the execution of the Conversion Agreement, FoxMeyer also executed a Stockholders Agreement and a Registration Rights Agreement, each dated as of May 13, 1996, with certain Investors in the Issuer. Under the terms of the Stockholders Agreement, FoxMeyer agreed to grant to the Issuer irrevocable proxies to vote the Shares in favor amending the Issuer's Certificate of Incorporation to (a) increase the authorized shares of Common Stock to 50,000,000 shares and (b) provide that certain convertible debentures have voting rights. FoxMeyer further agreed to certain restrictions on transfers of the Shares until such amendment is filed.

          Under the terms of the Registration Rights Agreement, the prior registration rights agreement between FoxMeyer and the Issuer was terminated, and FoxMeyer, along with the Investors, were granted certain demand and piggyback registration rights.

          The Company has succeeded to all of FoxMeyer's rights and obligations under the foregoing documents.



































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     Item 7.   Materials to be Filed as Exhibits.
               ---------------------------------

          The following documents were attached as exhibits to the Schedule 13D filed by FoxMeyer on or about October 11, 1995:

          Exhibit 1 Warrant W-1 dated July 27, 1995 to purchase 800,000 shares of Common Stock, executed by the Issuer in favor of FoxMeyer Corporation.

          Exhibit 2 Warrant W-2 dated July 27, 1995 to purchase 1,600,000 shares of Common Stock, executed by the Issuer in favor of FoxMeyer Corporation.

          Exhibit 3 Convertible Note, dated as of March 15, 1995, executed by the Issuer and payable to FoxMeyer Corporation.

          Exhibit 4 Certificate of Incorporation of the Issuer, filed with the Secretary of State of Delaware on July 24, 1995, which sets forth the conversion terms of the Preferred Stock.

          Exhibit 5 Voting Agreement dated March 15, 1995 by and between FoxMeyer Corporation and Gerald W. Timm.

          Exhibit 6 Voting Agreement dated March 15, 1995 by and between FoxMeyer Corporation and Charles A. Laverty.

          Exhibit 7 Voting Agreement dated March 15, 1995 by and between FoxMeyer Corporation and Michael A. Piraino.

          The following documents were attached as exhibits to the Amendment to Schedule 13D filed by FoxMeyer on or about June 4, 1996:

          Exhibit 1 Conversion Agreement dated as of May 10, 1996 between FoxMeyer Corporation and UroHealth Systems, Inc.

          Exhibit 2 Stockholders Agreement dated as of May 13, 1996 between FoxMeyer Corporation, UroHealth Systems, Inc. and the other parties named therein.

          Exhibit 3 Registration Rights Agreement dated as of Mary 13, 1996 between FoxMeyer Corporation, UroHealth Systems, Inc. and the other parties named therein.

























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          The Company incorporates by reference herein the materials filed as exhibits to the Schedule 13D filed by FoxMeyer on or about October 11, 1995 and as exhibits to the Amendment to Schedule 13D filed by FoxMeyer on or about June 4, 1996.


                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

          DATE:  June 26, 1996.

                              SIGNED:   FOXMEYER HEALTH CORPORATION



                                        By:   /s/  John G. Murray
                                           --------------------------------
                                             John G. Murray
                                             Assistant Treasurer


















































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                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                         OF FOXMEYER HEALTH CORPORATION

          The following information is provided for the directors and executive officers of FoxMeyer Health Corporation ("FHC") listed below: (a) name; (b) business address; (c) present principal occupation or employment and the name, principal business and the address of any corporation or other organization in which such employment is conducted.

         *(a)  Abbey J. Butler
          (b)  1220 Senlac Drive, Carrollton, Texas  75006 (the "FHC
               Address")
          (c) Co-Chairman of the Board of Directors and Co-Chief Executive Officer of FHC and FoxMeyer Corporation ("FoxMeyer"); FHC Address

         *(a)  Melvyn J. Estrin
          (b)  FHC Address
          (c) Co-Chairman of the Board of Directors and Co-Chief Executive Officer of FHC and FoxMeyer; FHC Address

          (a)  Sheldon W. Fantle
          (b)  FHC Address
          (c) Director of FHC; Chairman and Chief Executive Officer of Fantle Enterprises, Inc.; Bethesda Metro Center, Suite 820, Bethesda, Maryland 20814

          (a)  Paul M. Finfer
          (b)  FHC Address
          (c) Director of FHC; 5802 Nicholson Lane, L-06, Rockville, Maryland 20852.

          (a)  Alfred H. Kingon
          (b)  FHC Address
          (c) Director of FHC; Principal of Kingon International, Inc.; 301 Madison Avenue, 23rd Floor, New York, New York 10022

          (a)  William G. Tull
          (b)  FHC Address
          (c) Director of FHC; President of WGT Associates, Inc.; 11311 South Glen Road, Potomac, Maryland 20854

          (a)  Edward L. Massman
          (b)  FHC Address
          (c) Senior Vice President and Chief Financial Officer of FHC and of FoxMeyer; FHC Address

          (a)  Kevin J. Rogan
          (b)  FHC Address
          (c) Senior Vice President, General Counsel and Secretary of FHC and of FoxMeyer; FHC Address




















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     ________________________

     * The Centaur Group holds an aggregate of 3,811,591 shares of the outstanding shares of common stock of FHC and may be deemed to control FHC. The Centaur Group is comprised of Messrs. Butler and Estrin, Centaur Partners IV, a New York general partnership ("Centaur IV"), Estrin Equities Limited Partnership, a Maryland limited partnership ("Estrin Equities"), and Butler Equities II, L.P., a Delaware limited partnership ("Butler Equities"). The general partners of Centaur IV are Estrin Equities and Butler Equities.

     The general partners of Estrin Equities are HSG Acquisition Co. and MJE, Inc. HSG Acquisition Co. is a Delaware corporation, the outstanding capital stock of which is owned by Human Service Group, Inc., a Delaware corporation of which Mr. Estrin owns 69.8% of the outstanding capital stock (subject to a dispute involving ownership of approximately 9% of such stock). MJE, Inc. is a Virginia corporation controlled by Mr. Estrin.

     The sole general partner of Butler Equities is AB Acquisition Corp., a Delaware corporation, and Mr. Butler owns all of the outstanding capital stock AB Acquisition Corp.

     Estrin Equities has designated Mr. Estrin and Butler Equities has designated Mr. Butler to act as a "Coordinating Person" pursuant to the Centaur IV partnership agreement. Messrs. Estrin and Butler, acting together, manage the affairs of Centaur IV and have the authority to make all decisions concerning Centaur IV's interest in FHC Common Stock.

     The address of Centaur IV and Butler Equities is c/o CB Equities Corporation, 207 Dune Road, Box 137, Westhampton Beach, New York 11978; the address of Estrin Equities is 7200 Wisconsin Avenue, Suite 600, Bethesda, Maryland 20814.








































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